Cross Media Marketing Corporation
                          461 Fifth Avenue, 19th Floor
                            New York, New York 10019


May 15, 2001



Dear Valued Shareholder:

Early last year, after we completed the acquisition of Direct Sales International, L.P., we announced a highly defined strategic plan to build on DSI's established and proven direct marketing expertise by adding sophisticated technology skills. We said we would build a multi-channel platform for the sale of products and services and that we would combine traditional means of marketing, such as direct mail, print and voice, with e-mail, web-marketing, and voice response. We also said we would become ever increasingly technology- and data-driven so that we could maximize the benefits of our marketing initiatives. You may have visited our website and viewed a diagram of our strategy.

We have, in fact, made great progress. Through the acquisition of Wefusion.com in November, we now have in-house sophisticated database management skills. Through our contract with Traffix, as well as contracts with other data base companies, we now source a significant portion of our business from the Internet. And, most recently, we established a sophisticated Internet marketing team that will accelerate our ability to sell products and services on the web.

We also said that we would grow the company significantly and that we were very focused on profits. On December 28, 2000, we released projections for 2001 that call for our revenues to grow approximately 55% to $100 million with earnings per share of $.22 to $.25. And, on May 2 of 2001, we announced that our results for the first quarter were right on target. We suggest that you visit our corporate website at xmmcorp.com and review the entire press release that sets forth our goals for the year by quarter.

To accomplish these goals Richard Kaufman, our President and Chief Operating Officer, and I began to build our infrastructure and assemble a talented management team capable of executing our strategy. We were pleased that in the past year Andy Nelson has joined us as Senior Vice President of Marketing & Sales, Steve Gerber has joined as Vice President of Internet Marketing and John Hang as Vice President of Publisher Relations. In January, A.J. Cervantes came aboard as Senior Vice President of Business Development to create strategic opportunities.

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As we all know, 2000 was a difficult year for most investors. We weren't immune to the problems of the market. However, the good news is that during the year we were able to simplify our capital structure and set the stage for building a strong balance sheet as we execute our strategy. We also used this time to communicate our strategy which we now believe has begun to be recognized by the investment community.

We are extremely proud of what we have accomplished in our relatively short history and look forward to even better things ahead.

We thank you for your support.

Sincerely,


  /s/ Ronald Altbach
Ronald Altbach
Chairman and Chief Executive Officer